                                                                  EXHIBIT (a)(1)



October 31, 1997


PL Acquisition Corp.
Plasti-Line, Inc.
623 East Emory Drive
P.O. Box 59043
Knoxville, Tennessee 37950-9043

         Attention: James R. Martin

Dear Mr. Martin:

                 You have advised Key Corporate Capital Inc. ("KCCI") that (i) you have formed a corporation ("Holding Company") and a wholly-owned subsidiary of Holding Company ("Acquisition Company") for the purpose of acquiring the stock of Plasti-Line, Inc. (the "Company"), (ii) to that end, Acquisition Company and the Company intend to participate in a cash-out merger (the "Merger") pursuant to which Acquisition Company will merge with and into the Company, and (iii) upon consummation of the Merger, the Company, Plasti-Line Columbia, Inc., a wholly-owned subsidiary of the Company ("Columbia"), and American Sign and Marketing Services, Inc., a wholly-owned subsidiary of the Company ("American Sign," and, together with Columbia and the Company, the "Operating Companies") and Holding Company (collectively, Holding Company and the Operating Companies are herein sometimes referred to as the "Borrowers") desire to establish "Credit Facilities" (as defined in the attached Summary of Terms and Conditions) in an aggregate principal amount of up to $57,500,000 (which amount may under certain circumstances increase by no more than $2,000,000, as outlined in the attached Summary of Terms and Conditions). You have requested that KCCI provide the Operating Companies and the Holding Company with an underwritten commitment for the entire amount of the Credit Facilities with the understanding that KCCI intends to syndicate the Credit Facilities prior to and/or following the closing of the Credit Facilities.

                 KCCI is pleased to confirm its commitment to provide the entire principal amount of the Credit Facilities upon and subject to the terms set forth herein and in the Summary of Terms and Conditions attached hereto (collectively, this "Commitment Letter"). KCCI's commitment is intended to be a fully underwritten commitment and is not contingent on the syndication referred to herein. Nevertheless, the syndication of the Credit Facilities is an integral part of this transaction. KCCI will act as syndication agent on behalf of the Borrowers in arranging commitments of other mutually acceptable lenders (the "Lenders") to participate in the Credit Facilities. In that capacity, KCCI, in consultation with the Borrowers, will manage all aspects of the syndication, including selection of Lenders, determination of when KCCI will

PL Acquisition Corp.
Plasti-Line, Inc.
October 31, 1997
Page 2


approach potential Lenders, any naming rights and the final allocation of the commitments among the Lenders, all as further described on the attached Summary of Terms and Conditions.

                 KCCI will also act as administrative agent and collateral agent in connection with the Credit Facilities. As such, KCCI will negotiate with the Borrowers, act as the primary contact for the Borrowers, and perform all other necessary and customary functions associated with its role as agent. No other agents or co-agents may be appointed unless mutually agreed upon by KCCI and the Borrowers.

                 Neither you, the Borrowers nor KCCI will make any payment or offer on behalf of the Borrowers to any prospective Lender to pay any compensation outside the terms contained in this Commitment Letter in order to obtain such prospective Lender's commitment to participate in the Credit Facilities, unless the same is agreed to by KCCI and the Borrowers and adequately reflected in the definitive documentation.

                 The Borrowers will not become obligated by virtue of any syndication to pay any additional Closing Fee or similar fees beyond those payable as indicated in this Commitment Letter in order to obtain commitments and/or closings from Lenders participating in such syndication. If any Lender becomes a party to the credit agreement for the Credit Facilities after the initial closing by means of an assignment by KCCI of a portion of its interest therein in connection with the syndication, the financial arrangements between KCCI and such Lender with respect thereto shall be solely for the account of KCCI. In the event definitive documentation for the Credit Facilities is executed and delivered and the syndication referred to herein has not at such time been successfully completed, the syndication provisions of this Commitment Letter will survive such execution and delivery.

                 You and the Borrowers agree to take all such action as KCCI may reasonably request to assist KCCI in forming a syndicate acceptable to KCCI and the Borrowers. Such assistance shall include, but not be limited to, (a) providing KCCI, promptly upon request, with all information that is available to you and/or the Borrowers and reasonably deemed necessary by KCCI to complete successfully the syndication, including but not limited to information and projections prepared by you and/or the Borrowers or their advisors relating to the transactions contemplated hereby, and (b) assisting KCCI upon request in the preparation of a confidential information memorandum and other marketing materials to be used in connection with the syndication. The Borrowers' and your participation shall include, at the request of KCCI, direct contact during the syndication process between you and/or the Borrowers' senior officers and representatives on the one hand and the proposed Lenders on the other hand, at such times and places as KCCI may reasonably request. Any confidential information provided to KCCI for delivery to proposed Lenders shall be delivered to them on a confidential basis subject to normal restrictions.

PL Acquisition Corp.
Plasti-Line, Inc.
October 31, 1997
Page 3



                 To ensure an orderly and effective syndication of the Credit Facilities, until the termination of the syndication (as determined by KCCI) within the period hereafter set forth, the Borrowers will not, and will not permit any of their affiliates to, syndicate or issue, attempt to syndicate or issue, announce or authorize the announcement of the syndication or issuance of, or engage in discussions concerning the syndication or issuance of, any debt or credit facility or debt security (including any renewals thereof) in the commercial bank, private placement or public securities markets (other than leases for specific pieces of equipment), except as may be described in or contemplated by this Commitment Letter or as may be done with the prior written consent of KCCI; provided, however, that the foregoing shall not limit the Borrowers' ability to access the Credit Facilities or other short-term debt programs, lines of credit or other credit facilities which are currently in place.

                 By executing this Commitment Letter, you hereby represent and covenant that (a) this Commitment Letter has been duly executed, delivered and authorized by all requisite corporate action of each of PL Acquisition Corp. and the Company, and that this Commitment Letter constitutes the legal, valid and binding obligation of each of them, enforceable in accordance with its terms, (b) no information or data (excluding financial projections) concerning any Borrower or its subsidiaries (collectively, the "Information") that has been or will be made available to KCCI and the Lenders by you, a Borrower or any of its or your representatives in connection with the transactions contemplated hereby will contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made, and (c) all financial projections concerning the Borrowers and their subsidiaries (the "Projections") that have been prepared by you or any Borrower or on its or your behalf by any of its representatives and that have been or will be made available to KCCI and the Lenders in connection with the transactions contemplated hereby have been and will be prepared in good faith based upon assumptions which the preparer believes to be reasonable. You and the Borrowers will supplement the Information and the Projections from time to time until the closing of the Credit Facilities so that the representations and covenants in this paragraph remain true and correct in all material respects. In issuing this Commitment Letter and arranging and syndicating the Credit Facilities, KCCI will be using and relying primarily on the Information and the Projections without independent verification thereof.

                 KCCI's commitment is subject to: (i) the negotiation, preparation, execution and delivery of mutually acceptable documentation for the Credit Facilities, including a credit agreement and related documents reflecting the terms and conditions outlined in this Commitment Letter; (ii) the absence of a material adverse change in the business, condition (financial or otherwise), operations, properties or prospects of any Borrower since the date of the most recent audited consolidated financial statements furnished to KCCI; (iii) the accuracy of all representations which you or any Borrower (or any of its or your representatives) has made or will make to KCCI and all information furnished to KCCI in connection herewith by you, any Borrower or any of its or your representatives, and the Borrowers' and your compliance with the

PL Acquisition Corp.
Plasti-Line, Inc.
October 31, 1997
Page 4



terms of this Commitment Letter (for the avoidance of doubt, it is noted that the receipt of commitments from other Lenders is not a condition to KCCI's commitment hereunder); (iv) the payment in full of all fees, expenses and other amounts payable hereunder; and (v) all other terms and conditions otherwise set forth in this Commitment Letter.

                 The commitment of KCCI set forth in this Commitment Letter will terminate on January 30, 1998, unless the definitive documentation for the Credit Facilities is executed and delivered on or before such date. Prior to the January 30, 1998, the commitment of KCCI set forth in this Commitment Letter may be terminated: (i) by you at any time at your option upon payment of all fees, expenses or other amounts then payable hereunder, or (ii) by KCCI if any event occurs or information has become available which results or is reasonably likely to result in the failure to satisfy any condition set forth in the preceding paragraph.

                 The agreements and undertakings of KCCI, you and the Borrowers in respect of the syndication which are set forth in this Commitment Letter will terminate on the January 30, 1998, or the date of earlier termination of the commitment of KCCI hereunder as provided in the preceding paragraph, unless in any such case the definitive documentation for the Credit Facilities is executed and delivered on or before such date, in which event such agreements and undertakings in respect of syndication shall continue in full force and effect for 180 days following such execution and delivery unless sooner terminated by KCCI upon written notice of termination of such syndication (which KCCI will give upon successful completion of syndication).

                 KCCI's commitment, as outlined in this Commitment Letter, is made exclusively to you and is not assignable nor transferable voluntarily or involuntarily by you and any such assignment or transfer or attempted assignment, or transfer shall be null and void and shall result in KCCI's commitment being automatically and simultaneously terminated.

                 This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by the party against whom enforcement of the same is sought. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart of this Commitment Letter. This Commitment Letter is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto.

                 By executing this Commitment Letter, each of you acknowledge that this Commitment Letter is the only agreement between you and KCCI with respect to the Credit Facilities and sets forth the entire understanding of the parties with respect to the subject matter thereof. NEVERTHELESS, THE CONDITIONS OF THE FUNDING OF THE CREDIT FACILITIES ARE NOT LIMITED TO THOSE MATTERS SET FORTH IN THIS COMMITMENT LETTER; THOSE MATTERS NOT ADDRESSED OR MADE

PL Acquisition Corp.
Plasti-Line, Inc.
October 31, 1997
Page 5


CLEAR IN THIS COMMITMENT LETTER ARE SUBJECT TO THE MUTUAL AGREEMENT OF THE PARTIES IN THE DEFINITIVE DOCUMENTATION OF THE CREDIT FACILITIES.

                 By executing this Commitment Letter, you also agree to reimburse KCCI from time to time for all reasonable out-of-pocket expenses (reasonable fees and expenses of KCCI for services provided by third parties, including, reasonable fees, charges and disbursements of KCCI's outside counsel) incurred in connection with the Credit Facilities, the preparation, negotiation and closing of the commitment embodied in this Commitment Letter, the definitive documentation for the Credit Facilities, and the transactions contemplated hereby.

                 By executing this Commitment Letter, you also agree to indemnify and hold harmless KCCI and the officers, directors, employees, affiliates, agents and controlling persons of KCCI from and against any and all losses, claims, damages and liabilities to which any such person may become subject arising out of or in connection with this Commitment Letter or KCCI's commitment hereunder, the Merger, or any claim, litigation, investigation or proceeding relating to any of the foregoing, and to reimburse each of such indemnified parties from time to time upon demand for any reasonable legal or other expenses incurred in connection with investigating or defending any of the foregoing; provided, however, that the foregoing indemnity will not, as to any indemnified party, apply to losses, claims, damages, liabilities or related expenses to the extent they arise from the willful misconduct or gross negligence of such indemnified party, and provided that you will be given a reasonable opportunity to participate in the defense of any such matter.

                 It is agreed that you will not disclose the existence or contents of this Commitment Letter or KCCI's activities pursuant hereto to any person without the prior approval of KCCI, except that (a) such disclosure may be made (i) to the officers, employees, attorneys and advisors of the Borrowers on a confidential and need-to-know basis, and (ii) as required by applicable law or compulsory legal process, including without limitation in any proxy statement, registration statement or similar document issued in connection with the transactions contemplated by the Credit Facilities, provided that you agree to allow KCCI the opportunity to review and approve any such disclosures regarding this Commitment Letter or the Credit Facilities prior to publication of the same. The provisions contained in this paragraph and the two immediately preceding paragraphs shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this commitment letter.

                 This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of Ohio, without regard to the conflicts of law principles thereof.

                 This Commitment Letter shall not be binding upon KCCI unless it is accepted in writing by you as provided herein and delivered, along with the non-refundable commitment fee (the terms of delivery for which are set forth below) of Two Hundred Eighty-Seven Thousand

PL Acquisition Corp.
Plasti-Line, Inc.
October 31, 1997
Page 6



Five Hundred Dollars ($287,500) (which, in the event that the transactions contemplated by this Commitment Letter are consummated, shall be applied together with the Good Faith Deposit of $50,000 (which has already been received by KCCI) to the Closing Fee and other expenses set forth in this Commitment Letter); provided, however, that, in the event that the transactions contemplated by this Commitment Letter do not close by reason of a default by KCCI of its obligations hereunder, such fee shall be returned net of all reasonable out-of-pocket expenses (reasonable fees and expenses of KCCI for services provided by third parties, including reasonable fees, charges and disbursements of KCCI's counsel) incurred in connection with the Credit Facilities, the preparation, negotiation and closing of this Commitment Letter, the definitive documentation for the Credit Facilities, and the transactions contemplated hereby. The non-refundable commitment fee shall be delivered to KCCI not later than November 5, 1997, at 127 Public Square, Cleveland, Ohio 44114.

                 If the foregoing is acceptable, please indicate your acceptance of and agreement to the terms hereof and of the Summary Terms and Conditions by signing in the appropriate space below and returning to KCCI the enclosed duplicate original of this letter no later than 5:00 p.m. on November 4, 1997 (the "Commitment Expiration Date"). KCCI's commitment under this Commitment Letter will expire on the Commitment Expiration Date unless accepted by you and received by KCCI prior to such date. In addition, KCCI's commitment under this Commitment Letter will terminate in the event that definitive documentation with respect thereto is not executed, the Merger is not consummated, and the financing contemplated by this Commitment Letter is not funded on or before January 30, 1998, unless KCCI, in its sole discretion, agrees to an extension, but in any event the indemnification provision set forth herein shall survive any termination of KCCI's commitment as outlined in this Commitment Letter.

                 EACH PARTY HERETO IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS COMMITMENT LETTER OR THE TRANSACTIONS CONTEMPLATED HEREBY.

                 KCCI is pleased to have been given the opportunity to assist you in this important transaction.

                                        Very truly yours,

                                        KEY CORPORATE CAPITAL INC.

                                        /s/ ERNEST G. HAYNES
                                        ------------------------------------
                                        Name: Ernest G. Haynes
                                             -------------------------------
                                        Title: Closing Manager
                                              ------------------------------

PL Acquisition Corp.
Plasti-Line, Inc.
October 31, 1997
Page 7


ACCEPTED AND AGREED THIS
3RD DAY OF NOVEMBER, 1997:


PL ACQUISITION CORP.


--------------------------------------------

--------------------, ----------------------


PLASTI-LINE, INC.


--------------------------------------------

--------------------, ----------------------

SUMMARY OF TERMS AND CONDITIONS OF COMMITMENT               PLASTI-LINE, INC.


CREDIT FACILITIES:                Advances in the aggregate amount of up to
                                  $57,500,000 (as such amount may be increased pursuant to the terms set forth below) (the
                                  "Credit Facilities"), to be fully
                                  underwritten by Key Corporate Capital Inc.
                                  ("KCCI"), provided however, that if the real estate funding outlined in the letter from Key Real Estate Capital Markets, Inc.
                                  ("KRECM") dated as of the date of this
                                  Commitment Letter (the "Conduit Facility") is in an amount less than $10,000,000 (it is a condition hereto that such amount shall not in any event be less than $8,000,000), then the revolving credit component of the Credit
                                  Facilities shall be increased as set forth below. The Conduit Facility is not one of the "Credit Facilities," as that term is used in this Commitment Letter, and does not constitute any part of KCCI's commitment hereunder.

BORROWER A:                       Upon consummation of the Merger (as defined
                                  below), (i) Plasti-Line, Inc. (the
                                  "Company"), as survivor of a merger (the
                                  "Merger") with a wholly-owned subsidiary of Holding Company (as hereinafter defined)
                                  ("Acquisition Company"); (ii) the Company's wholly-owned subsidiaries, Plasti-Line
                                  Columbia, Inc., and American Sign and
                                  Marketing Services, Inc. (collectively, the
                                  "Co-Borrowers" or the "Operating Companies").

                                  1.       A $29,500,000 Revolving Credit
                                  Facility (the "Revolver") to mature
                                  fifty-nine months from closing; provided however, that if the Conduit Facility is in an amount less than $10,000,000 (it is a condition hereto that such amount shall not in any event be less than $8,000,000), then the Revolver shall be increased by the lesser of (a) such shortfall or (b) $2,000,000.

                                  Each Co-Borrower's Availability under the
                                  Revolver will be determined individually
                                  (with intercompany loans among the
                                  Co-Borrowers restricted to the extent agreed to in the definitive documentation), and shall be equal to the sum of:

                                        (i)     Up to 85%* of such
                                        Co-Borrower's Eligible Accounts
                                        Receivable, plus
                                        (ii)    Up to 25% of such Co-Borrower's
                                        Eligible Raw  Material Inventory (FIFO
                                        basis), plus
                                        (iii)   Up to 50% of such Co-Borrower's
                                        Eligible Work In Process Inventory (FIFO basis), plus
                                        (iv)    Up to 65% of such Co-Borrower's
                                        Eligible Finished Good Inventory (FIFO
                                        basis) (including, but not by way of
                                        limitation, Eligible Finished Goods
                                        Inventory designated as "Shipped Not
                                        Invoiced"), plus

SUMMARY OF TERMS AND CONDITIONS OF COMMITMENT                 PLASTI-LINE, INC.



                                        (v)     The portion of the Acquisition
                                        Availability applicable to such
                                        Co-Borrower, less
                                        (vi)    Reserves, the Special Reserve
                                        and outstanding Letters of Credit
                                        applicable to such Co-Borrower
                                        (excluding the IRB Letter of Credit),
                                        less
                                        (vii)   such Co-Borrower's Deposits
                                        and Deferred Revenue, but only up to the total amount of availability associated with Accounts Receivable and Inventory attributable to the customer(s) of such Co-Borrower from which such Deposits and Deferred Revenue have been received by such Co-Borrower.

                                        *       Based on only one month's
                                        dilution data.  This advance rate is
                                        subject to the KCCI's satisfaction that
                                        a review of at least six month's
                                        dilution data (yet to be provided to the KCCI by the Co-Borrowers) produces dilution results no worse in the KCCI's discretion than the dilution results calculated using the one month's data supplied to the KCCI thus far.

                          The total inventory sublimit under the Revolver will be $17,000,000. The Revolver will include a $3,000,000 sublimit for Letters of Credit (exclusive of the IRB Letter of Credit), or such other amount to be mutually agreed to by the Co-Borrowers and the Agent.

                          2.       A $20,000,000 Term Loan (the "Operating

                          Companies Term Loan") maturing seven years from closing and allocated among the Operating Companies as shall be set forth in the definitive documentation.

                          The Operating Companies Term Loan shall amortize in quarterly principal payments, as indicated below, plus interest:

                                                        Annual Payment               Quarterly Payment
                                                        --------------               -----------------
                                           Year    1             None                        None
                                           Year    2          500,000                     125,000
                                           Year    3        2,375,000                     593,750
                                           Year    4        3,250,000                     812,500
                                           Year    5        4,500,000                   1,125,000
                                           Year    6        4,500,000                   1,125,000
                                           Year    7        4,875,000                   1,218,750
                                                          -----------
                                                          $20,000,000

SUMMARY OF TERMS AND CONDITIONS OF COMMITMENT                 PLASTI-LINE, INC.




                          3. A $5,000,000 IRB Letter of Credit for the account of Plasti-Line Columbia, Inc., plus the required interest component (the "IRB Letter of Credit," and, together with the Operating Companies Term Loan and the Revolver, the "Operating Companies Facilities") to mature fifty- nine months from closing.

                          The IRB Letter of Credit shall amortize according to the amortization schedule of the underlying IRB issued in connection with the Operating Company's Columbia, South Carolina facility.

BORROWER B:               A "C Corporation" (the "Holding Company"),
                          established for the purpose of holding the stock of Acquisition Company. The only substantial asset of Holding Company shall be the stock of Acquisition
                          Company (and, after the Merger, the Company), and the activities of Holding Company will be limited to holding such stock, managing the Operating Companies and servicing the debt under the facilities set forth below and under the Subordinated Notes.

                          A $3,000,000 Term Loan (the "Holding Company's Term Loan") to mature two years from closing.

                          The Holding Company's Term Loan shall amortize in quarterly principal payments of $375,000, plus interest.

PURPOSE: The Credit Facilities shall be used as follows: (i) the Holding Company Term Loan shall be used to facilitate the Merger; (ii) the Operating Companies Facilities shall be used to (A) acquire the stock of Plasti-Line, Inc., (B) refinance existing bank debt and pay-off the IRB's for the Knoxville, Tennessee and Florence, Kentucky facilities, (C) provide a direct pay standby letter of credit for the Columbia, South Carolina facility, (D) provide for a portion of the financing of future acquisitions by the Co-Borrowers, (E) fund the Co-Borrowers' working capital requirements, including fees and expenses associated with this transaction, and (F) for other general corporate purposes.

ADMINISTRATIVE            Upon consummation of the syndication, KCCI shall act
AGENT:                    as administrative and collateral agent (the "Agent").
                          KCCI shall negotiate with the Co-Borrowers, act as the primary contact for the Co-Borrowers, and perform all other necessary functions associated with the role as Agent. No other agents or co-agents may be appointed unless mutually agreed upon by KCCI and the Co-Borrowers

SUMMARY OF TERMS AND CONDITIONS OF COMMITMENT                PLASTI-LINE, INC.




LENDERS'                  It is the intention of KCCI to arrange mutually
ALLOCATIONS:              acceptable participants to share in the Credit
                          Facilities contemplated herein. KCCI is proposing that three participants share the Credit Facilities, as set forth below. It is the intention of KCCI to create a Bank Group that would have substantial capacity available to support the Co- Borrowers' capital needs created by internal growth or growth through acquisitions.

                          Institution       Share  Commitment
                          -----------       -----------------
                          KCCI                    34.8 %            $20,000,000
                          Participant A           23.5 %             13,500,000
                          Participant B           20.85%             12,000,000
                          Participant C           20.85%             12,000,000
                                                 ------             -----------
                          Total   100.0%                            $57,500,000

                          Majority Banks will be defined as those holding 66-2/3% of the Credit Facilities.

                          The allocations set forth above are for illustration purposes only and are not binding on KCCI. Each participant (other than KCCI, as Agent) will be responsible for its own costs and expenses associated with joining the syndicate. The Co-Borrowers will not be responsible for any such costs.


INTEREST RATES:

The following table outlines the Incentive Pricing matrices to be used as a basis for calculating the interest rates, subject to the terms listed herein. Incentive Pricing would be reset quarterly, beginning with the first quarter following receipt of the audited 1998 financial statements, and quarterly thereafter.

Revolver: The Revolver shall initially accrue interest, monthly, at a rate equal to (i) KCCI's Prime Rate or (ii) LIBOR plus 225 basis points. The following table outlines the number of levels, performance thresholds, and applicable pricing for the Revolver:

                 Senior Debt to                    Applicable Pricing        Applicable Pricing
Level            EBITDA                            Prime plus                 LIBOR plus
-----            --------------                    ----------                 ----------
   1.            > 4.25 to 1                       25 b.p.                   250 b.p.
   2.            > 3.5 to 1 but # 4.25 to 1         0 b.p.                   225 b.p.         Opening Rate
   3.            > 3.0 to 1 but # 3.5 to 1          0 b.p.                   200 b.p.
   4.            < 3.0 to 1                         0 b.p.                   175 b.p.
                 -

SUMMARY OF TERMS AND CONDITIONS OF COMMITMENT                 PLASTI-LINE, INC.




Operating Companies Term Loan: The Operating Companies Term Loan shall initially accrue interest, monthly, at a rate equal to (i) KCCI's Prime Rate plus 50 basis points or (ii) LIBOR plus 275 basis points. The following table outlines the number of levels, performance thresholds, and applicable pricing for the Operating Companies Term Loan:

                 Senior Debt to                    Applicable Pricing       Applicable Pricing
Level            EBITDA                            Prime plus               LIBOR plus
-----            --------------                    ----------               ----------
   1.            > 4.25 to 1                       75 b.p.                   300 b.p.
   2.            > 3.5 to 1 but # 4.25 to 1        50 b.p.                   275 b.p.  Opening Rate
   3.            > 3.0 to 1 but # 3.5 to 1         25 b.p.                   250 b.p.
   4.            < 3.0 to 1                         0 b.p.                   225 b.p.
                 -


Holding Company's Term Loan: The Holding Company's Term Loan shall initially accrue interest, monthly, at a rate equal to (i) KCCI's Prime Rate plus 50 basis points or (ii) LIBOR plus 275 basis points. The following table outlines the number of levels, performance thresholds, and applicable pricing:

                 Senior Debt to                  Applicable Pricing   Applicable Pricing
Level            EBITDA                          Prime plus           LIBOR plus
-----            --------------                  ---------------      ----------
1.               > 4.25 to 1                     75 b.p.              300 b.p.
2.               > 3.5 to 1 but # 4.25 to 1      50 b.p.              275 b.p. Opening Rate
3.               > 3.0 to 1 but # 3.5 to 1       25 b.p.              250 b.p.
4.               < 3.0 to 1                       0 b.p.              225 b.p.
                 -

Advances under the Acquisition Availability shall initially accrue interest, monthly, at a rate equal to (i) KCCI's Prime Rate plus 75 basis points or (ii) LIBOR plus 300 basis points. The following table outlines the number of levels, performance thresholds, and applicable pricing for the Acquisition
Availability:

                 Senior Debt to                    Applicable Pricing        Applicable Pricing
Level            EBITDA                            Prime plus                LIBOR plus
-----            ------                            ----------                ----------
   1.            > 4.25 to 1                       100 b.p.                  325 b.p.
   2.            > 3.5 to 1 but # 4.25 to 1         75 b.p.                  300 b.p. Opening Rate
   3.            > 3.0 to 1 but # 3.5 to 1          50 b.p.                  275 b.p.
   4.            < 3.0 to 1                         25 b.p.                  250 b.p.
                 -


INTEREST RATE
PROTECTION:         The Co-Borrowers shall enter into interest rate protection with KCCI or its affiliates in an amount equal to 50% of the Senior Debt, for a period of no less than three years and otherwise upon terms to be agreed to in the definitive documentation.

SUMMARY OF TERMS AND CONDITIONS OF COMMITMENT                 PLASTI-LINE, INC.




MANDATORY
PREPAYMENTS:              The Co-Borrowers shall make prepayments against
                          principal in the following amounts: (a) all net proceeds of any sale or other disposition of any assets of a Co-Borrower or any of its subsidiaries
                          (other than the sale of inventory in the ordinary course of business and such other exceptions as may be mutually agreed to in the definitive documentation), (b) 100% of the net cash proceeds from the sale or issuance of equity or debt securities of the Operating Companies or the Holding
                          Company pursuant to any public or private offering
                          (excluding sales to employees), and (c) annually, 50% of consolidated Excess Cash Flow.

                          All such prepayments shall be applied in inverse order of maturity against principal installments due on the Operating Companies Term Loan until such loan is paid in full, second against advances under the Acquisition Availability until such Acquisition Availability is eliminated, and last, against the Revolver, without reduction in availability.

COLLATERAL:               The Operating Companies Credit Facilities shall be
                          secured by a first and best lien on substantially all of the Operating Companies' real property, personal property, and intangible assets, including accounts receivable, inventory, machinery and equipment, a mortgage interest in all real property (other than that property mortgaged under the Conduit Facility), a pledge of stock of all subsidiaries of Plasti-Line, Inc., contract rights, patents, trademarks, and licenses. Unless otherwise agreed to pursuant to the terms of the credit agreement, there shall be no other security interests granted by the Co-Borrowers.
                          The Agent and the Co- Borrowers shall agree upon a carve out for purchase money interests and liens.

                          The Holding Company Term Loan shall be secured by a first and best lien on all of the Holding Company's real property, personal property, and intangible assets, including accounts receivable, inventory, machinery and equipment, a mortgage interest in all real property, a pledge of stock of all subsidiaries, contract rights, patents, trademarks, and licenses. The stock pledge will be released, however, upon payment in full of the Holding Company Term Loan. Unless otherwise agreed to pursuant to the terms of the credit agreement, there shall be no other security interests granted by the Holding Company.

SUMMARY OF TERMS AND CONDITIONS OF COMMITMENT                 PLASTI-LINE, INC.




                          Each Operating Companies Credit Facility shall be cross-collateralized with and cross-defaulted to all other Operating Companies Credit Facilities. The Operating Companies Credit Facilities will also be cross-defaulted to the Conduit Facility. The Holding Company Term Loan and the Operating Companies Credit Facilities will be cross-defaulted to each other but not cross- collateralized. If the Revolver is terminated, the Operating Company Term Loan, the Acquisition Availability, the IRB Letter of Credit and the Holding Company Term Loan will become immediately due and payable in full.

LOAN FEES

Agent Fee/Closing Fee:

         The Co-Borrowers shall pay, to KCCI, an Agent Fee/Closing Fee equal to one percent (1.0%) of the Credit Facilities, to facilitate the underwriting and closing of the transaction. Upon acceptance of this Commitment Letter, $287,500 of the Agent Fee/Closing Fee shall be earned, and such amount shall be paid in accordance with the delivery terms set forth elsewhere in this Commitment Letter; the remaining portion of the Agent Fee/Closing Fee will be due and payable at closing.

         To the extent that you or William Blair & Company provide institutions that commit to participate in the Credit Facilities, the Agent Fee / Closing Fee will be reduced up to the lesser of (i) $75,000 or (ii) 0.20% for every $1,000,000 of commitment, irrespective of whether or not such lender(s) are selected by the Agent and the Co- Borrowers to participate.

Agent's Servicing Fee:

         The Co-Borrowers shall collectively pay KCCI a monthly Agent's Servicing Fee of $2,000, payable monthly in advance.

Commitment Fees:

         The Revolver shall be subject to a 1/2% per annum Commitment Fee on the average unused portion of the Revolver, payable monthly in arrears. The Commitment Fee will be adjusted quarterly, beginning with the first fiscal quarter following receipt by KCCI of the 1998 audited financial statements of the Co-Borrower, based on the following incentive pricing matrix:

                  Senior Debt to EBITDA             Commitment Fee
                  ---------------------             --------------
                      > 3.5 to 1                        1/2%
                      < 3.5 to 1                        3/8%
                      -

SUMMARY OF TERMS AND CONDITIONS OF COMMITMENT                 PLASTI-LINE, INC.




Field Examination Fees:

         The Co-Borrowers shall pay the standard costs of periodic Field Examinations, currently $600 per examiner, per day, plus all out-of-pocket costs, including travel and meals. Examination costs include both on-site visits and subsequent analysis performed at KCCI. The cost of the initial, pre-loan Field Examination shall be applied against the Good Faith Deposit.

IRB Letter of Credit Fee

         The IRB Letter of Credit Fee shall be paid quarterly, in advance, at an initial rate equal to 275 basis points. The IRB Letter of Credit Fee will be adjusted quarterly, beginning with the first fiscal quarter following receipt by KCCI of the 1998 audited financial statements of the Co-Borrower, based on the following incentive pricing matrix:

                         Senior Debt to                    Applicable Pricing
         Level           EBITDA
         -----           ------
            1.           > 4.25 to 1                       300 b.p.
            2.           > 3.5 to 1 but # 4.25 to 1        275 b.p.  Opening Rate
            3.           > 3.0 to 1 but # 3.5 to 1         250 b.p.
            4.           < 3.0 to 1                        225 b.p.
                         -

Legal Fees / Transaction Expenses:

         All of KCCI's outside counsel fees (billed at the customary rates of such outside counsel, with no premium) shall be paid by the Co-Borrowers upon presentation of a fee bill for such services to the Co-Borrower and KCCI. All of KCCI's other out-of-pocket costs and closing costs incurred shall be paid or reimbursed by the Co-Borrower at the closing date. KCCI has previously provided an estimate of the legal fees; the estimated amount applies to billable hours only and not to expenses, and is based upon the outline of required documents and the process. You agree that the Good Faith Deposit in the amount of $50,000 already received by KCCI will serve, to the extent not used to cover costs and expenses of KCCI in connection herewith, as a deposit with respect to the costs of counsel.


Letter of Credit Fees:

         Letter of Credit Fee shall be paid quarterly, in advance, at an initial rate of 225 basis points. The Letter of Credit Fee will be adjusted quarterly, beginning with the first fiscal quarter following receipt by KCCI of the 1998 audited financial statements of the Co-Borrower, based on the following incentive pricing matrix:

                    Senior Debt to         Applicable Pricing

SUMMARY OF TERMS AND CONDITIONS OF COMMITMENT                 PLASTI-LINE, INC.





                   Level          EBITDA
                   -----          ------
                    1.            > 4.25 to 1                       250 b.p.
                    2.            > 3.5 to 1 but # 4.25 to 1        225 b.p. Opening Rate
                    3.            > 3.0 to 1 but # 3.5 to 1         200 b.p.
                    4.            < 3.0 to 1                        175 b.p.
                                  -

Termination Fee:

         Payable to KCCI, for its account, upon the complete termination of all Credit Facilities, in an amount equal to the appropriate percentage set forth below times the average amount of the commitment under the total amount of the Credit Facilities, during the prior twelve months:

                                  Year 1 - 3.0%
                                  Year 2 - 2.0%
                                  Year 3 - 1.0%

LOAN COVENANTS

The financial covenants shall be calculated based upon the consolidated financial results of Plasti-Line, Inc./Holding Company, and its subsidiaries (the definitions used in the calculation of these financial covenants are set forth in the Definitions section of this Commitment Letter).

The financial covenants for the Credit Facilities will be, subject only to review by the Agent of the covenants and terms of the Subordinated Notes and related documents, as follows:

         1.      Minimum EBITDA

                          Period           Minimum EBITDA
                          ------           --------------
                          1998               $9,500,000
                          1999              $10,500,000
                          2000              $11,000,000
                          2001              $12,000,000
                          2002              $13,000,000

                                        Calculated monthly (with such monthly
                          interim levels, consistent with the levels set forth above, as the parties shall agree to in the definitive documentation), on a rolling twelve month basis.

         2.      Minimum Cash Flow Coverage Ratio


                                             Minimum
                                        Cash Flow Coverage
                                                  --------
                          Period              Ratio
                          ------              -----

SUMMARY OF TERMS AND CONDITIONS OF COMMITMENT                 PLASTI-LINE, INC.



                          1998             1.10 to 1
                          1999             1.10 to 1
                          2000             1.10 to 1
                          2001             1.15 to 1
                          2002             1.15 to 1

                                  Calculated quarterly (with such quarterly
                 interim levels, consistent with the levels set forth above, as the parties shall agree to in the definitive documentation), on a rolling four- quarter basis.

         3.      Senior Debt to EBITDA

                                        Senior Debt
                          Period      to EBITDA Ratio
                          ------      ---------------
                          1998             5.0 to 1
                          1999             4.5 to 1
                          2000             4.0 to 1
                          2001             3.5 to 1
                          2002             3.0 to 1

                          Calculated quarterly (with such quarterly interim levels, consistent with the levels set forth above, as the parties shall agree to in the definitive documentation), using a rolling twelve month EBITDA.

         4.      Maximum Capital Expenditures (excluding acquisitions)

                          Fiscal Year 1998         $3,000,000

                          In each subsequent fiscal year, the maximum amount of capital expenditures may not exceed $3,000,000 plus the amount, if any, by which $3,000,000 exceeds the amount actually spent on capital expenditures in the immediately preceding Fiscal Year

The Terms and Conditions of the Credit Facilities will be those usual and customary for transactions of this type (including without limitation voting rights among the bank group).

There will be limitations on mergers, acquisitions, dividends, distributions, the amount of additional debt, and the pledge or encumbrance of any assets, as well as other covenants, representations and warranties, and events of default usual and customary for transactions of this type. There will be limitations on changes in the ownership of Holding Company and Plasti-Line, Inc. Covenants relating to the placement of the Holding Company's Term Loan

The Operating Companies Credit Facilities will be cross-defaulted to the Holding Company Term Loan, the Subordinated Notes, and any other obligations of the Holding Company.

SUMMARY OF TERMS AND CONDITIONS OF COMMITMENT                 PLASTI-LINE, INC.




With respect to dividends, management fees and loans from the Operating Companies to the Holding Company, such payments would normally be restricted in a financing of this type. Given that the Holding Company's Term Loan and the Subordinated Notes will be structurally subordinated, it will be necessary to permit, even during the occurrence and continuance of an event of default, the payment of dividends and management fees by the Operating Companies to the Holding Company, or the issuance of intercompany loans by the Operating Companies to the Holding Company, in order to service the interest and principal payments under the Holding Company's Term Loan and the Subordinated Notes of the Holding Company. The payment of dividends and/or management fees and/or the issuance of intercompany loans by the Operating Companies to the Holding Company would be limited only by the intercreditor agreement between the Agent and the Subordinated Note Holders, with the prohibition to occur only during the occurrence of traditional standstill or prepayment blockage events.

Terms of Subordination/Terms of Intercreditor Agreement

The Subordinated Note Holder and the Agent shall enter into an intercreditor agreement which shall include the following provisions, unless otherwise agreed among the parties thereto:

1. The Agent shall have a priority interest in the stock of Plasti-Line, Inc., as well as in any dividends, management fees or loan proceeds, so long as the Holding Company's Term Loan is outstanding;

2. We envision that the financial covenants in the Subordinated Notes would be defined in the same manner as the financial covenants in the Credit Facilities, but the thresholds would be set at lower levels (generally 70-75% of the plan);

3. The payment of interest, principal, and amounts under a put would be prohibited upon the occurrence of a payment default under the Credit Facilities;

4. The Agent could invoke a 180 day standstill upon the occurrence of a principal financial covenant default, and the Agent and the Subordinated Note Holder will mutually agree upon a limitation on the number of standstills that can be invoked during any 360 day period;

5. Senior debt, for purposes of the subordination or intercreditor agreement, would be limited to a principal amount to be mutually agreed upon by KCCI, the Co-Borrowers and the Subordinated Note Holder ("Permitted Senior Debt"); any fees, interest, and other amounts owing the Agent and the participant banks under the Credit Facilities would not count against the Permitted Senior Debt limit; and

6. The Intercreditor Agreement shall provide for normal successor, assign, and refinance language when references are made to the "Senior Lender".

SUMMARY OF TERMS AND CONDITIONS OF COMMITMENT                 PLASTI-LINE, INC.






LOAN ADMINISTRATION

Holding Company and the Co-Borrowers shall provide annual audited financial statements within 120 days after the fiscal year end and monthly consolidated and consolidating internal statements within 30 days after month end. In addition, the Co-Borrowers shall provide a monthly accounts receivable aging, inventory listing and accounts payable aging. Covenant compliance calculations and a certificate of no default shall be provided on a monthly basis.


Monthly borrowing certificates shall be submitted by the Co-Borrowers.


Field examinations shall be performed by KCCI's examiners periodically. KCCI shall review the frequency of audits each year and would envision three to four field examinations during the first year.


The Co-Borrowers shall subscribe to KeyBank National Association's automated reporting system (Access).


All cash proceeds received by the Co-Borrowers shall be directed to a lockbox at KeyBank National Association for deposit into a cash collateral account. All deposits into the cash collateral account shall be transferred and applied against the Revolver two business days following receipt of such deposits in the lockbox. Notwithstanding the above, proceeds from wire transfers received shall be applied against the Revolver on the same day.

CONDITIONS OF FUNDING

1. Execution and satisfactory review of all appropriate documentation contemplated herewith or other documentation which may be required by KCCI or the bank group. Completion of legal diligence with respect to the Co- Borrowers and the transactions contemplated hereby, the results of which shall be satisfactory to KCCI and its counsel.

2. Establishment and maintenance by each Co-Borrower of a lockbox, a cash collateral account, control disbursement account(s), and subscription to KeyBank National Association's financial reporting system (Access) and all necessary operating accounts at KeyBank National Association.

3. Evidence satisfactory to KCCI that there has been no substantial change to the facts and/or circumstances of the Co-Borrowers' operations, collateral or financial condition upon which KCCI has based its credit decision.

SUMMARY OF TERMS AND CONDITIONS OF COMMITMENT                 PLASTI-LINE, INC.




4. Receipt and satisfactory review of the following: (a) evidence satisfactory to the Agent that no material claims or litigation (other than such as are insured by an insurer acceptable to the Agent and that has acknowledged liability for such claim or litigation) with respect to any aspect of the Co-Borrowers' business affairs exist as of the closing date; (b) evidence satisfactory to the Agent that no material contingencies, including, but not limited to, pension or other employee benefit liabilities exist at the closing date and (c) any information, financial or otherwise, which may be requested by the Agent in our sole discretion.

5. Receipt and satisfactory review of the study done to determine liability, if any, for EPA violations and/or clean-up on the real estate located at the Co-Borrowers' facilities.

6. Evidence satisfactory to the Bank that a minimum of $5,000,000 of excess aggregate availability exists under the Revolver at closing.

7. No material change in the projection assumptions used as a basis for this Commitment Letter.

8. The Co-Borrowers will enter into an interest rate hedge agreement, in an amount equal to 50% of the Senior Debt, upon terms described above, at closing. The hedge will be in various maturities which will be mutually agreed upon by the Co-Borrowers and the Agent.

9. Final determination of the ownership structure of Holding Company and the legal structure of the Co-Borrowers relative to their lending relationship with KCCI.

10. Contribution of $10,000,000 of Plasti-Line, Inc.'s common stock to Holding Company by James R. Martin and management.

11. Funding of $10,000,000 of Subordinated Debt to Holding Company, in form and substance satisfactory to the Agent. Such funding shall be downstreamed into Acquisition Company as a capital contribution. The interest rate on 40% of the Subordinated Debt shall be deferred and compounded for the first five years, and such deferred amount shall be payable on the fifth anniversary of the closing.

12. Completion of the Merger in accordance with applicable laws and on terms satisfactory to KCCI, including without limitation (i) a total cash consideration not to exceed $55,000,000, and (ii) acquisition of 100% of the outstanding shares of capital stock of the Company, or such lesser amount as is acceptable to KCCI.

13. The Co-Borrowers' counsel shall deliver an opinion, in form and substance acceptable to Agent and its counsel, addressing (i) matters customary to transactions of this type, (ii) that the merger contemplated herein is effective and in compliance with Tennessee state law (including the dividend and distribution requirements thereof), and (iii) stating the

SUMMARY OF TERMS AND CONDITIONS OF COMMITMENT                 PLASTI-LINE, INC.




         legal requirements to be satisfied in order for the Company (after consummation of the Merger) to make distributions to Holding Company.

14. Payment by the Co-Borrowers of all UCC, mortgage and other filing taxes in all states, including, but not limited to, the State of Tennessee.

15. Receipt of a Fairness Opinion satisfying applicable laws and satisfactory to KCCI.

16.      Establishment of the Special Reserve.

17. Receipt by the Co-Borrowers of the proceeds of the Conduit Facility in an amount of at least $8,000,000.

18. Satisfaction of KCCI with the capacity of the capital surplus and initial E&P (at the time of closing) of the Co-Borrowers to fund the debt service of the Holding Company through dividends (or such other means as is acceptable to KCCI).

19.      Such other information and deliveries as KCCI may reasonably require.


The conditions to each Acquisition Availability draw shall include, without limitation:

                          a. The Target company would be a domestic company engaged in the same or similar business as the Operating Companies;

                          b. Acquisition financing would not exceed 75% of the cash purchase price needed to acquire the Target company, with such purchase price to include fees and expenses associated with the acquisition. The balance of the cash purchase price would be funded through advances under the Revolver;

                          c. After giving effect to the acquisition funded, the ratio of proforma consolidated senior debt to actual trailing 12-month consolidated EBITDA (defined in a manner consistent with the defined terms appearing herein) would not exceed 4:1 (including the senior acquisition debt and the actual 12-month trailing EBITDA of the Target acquisition);

                          d.      There would be acceptable financial
                          performance by the Co-Borrowers prior to the acquisition (consistent, at a minimum, with the Financial Covenants) and there would be acceptable proforma financial performance of the consolidated Co-Borrowers, including the Target acquisition, with respect to (a) minimum cash flow

SUMMARY OF TERMS AND CONDITIONS OF COMMITMENT                 PLASTI-LINE, INC.




                          coverage ratio, (b) minimum EBITDA, (c) maximum senior debt to EBITDA, and (d) minimum availability under the Revolver.
DEFINITIONS

Adjusted Debt:
         Total Liabilities less Subordinated Debt.

Acquisition Availability:
         An amount equal to $3,000,000 which shall be available for three years following the closing. It shall be available in multiple drawings from time to time following the Closing Date, in order to fund the acquisition(s) of the assets or stock of a company. Conditions to each draw under the Acquisition Availability are set forth on Page 15 of this Summary of Terms and Conditions.

         Each advance under the Acquisition Availability would be repaid based on a five year amortization, with equal quarterly principal payments commencing in the first full month after such draw. Any unamortized amount would be due and payable on the date that the Operating Companies Term Loan matures. Reborrowings would not be permitted.

Cash Flow Coverage Ratio:
         The sum of Net Income after tax distributions plus Depreciation plus Amortization plus Interest Expense to the sum of Scheduled Senior Term Debt Payments (but excluding any Excess Cash Flow Recapture Payments) plus Subordinated Debt Payments plus Payments Under Capitalized Leases plus Interest Expense plus Capital Expenditures plus Dividends plus Treasury Stock Purchases. For the purposes of this calculations, Capital Expenditures for the Columbia, SC facility, to the extent funded from IRB proceeds, will be excluded.

Eligible Accounts Receivable:
         Typically includes accounts owed by domestic customers and certain Canadian customers that are aged no more than 90 days from the invoice date. Typical ineligibles include related party receivables, deposit billings, contras, certain foreign accounts receivable (not supported by a letter of credit), government accounts and tainted accounts at 50%. Standards of eligibility to be determined by KCCI, in its sole discretion.

Eligible Inventory:
         Typically includes finished goods and raw materials in the Holding Company's or the Operating Companies' possession. Customary ineligibles (including but not limited to slow moving or obsolete inventory) will be excluded. Based upon field examination results, work in process may be considered Eligible Inventory. Inventory will be valued on a FIFO basis. Standards of eligibility to be determined by KCCI, in its sole discretion.

Excess Cash Flow:

SUMMARY OF TERMS AND CONDITIONS OF COMMITMENT                 PLASTI-LINE, INC.




         The sum of Net Income after tax distributions plus Depreciation plus Amortization less the sum of Scheduled Senior Term Debt Payments plus Subordinated Debt Payments plus Payments Under Capitalized Leases plus Capital Expenditures (but excluding Capital Expenditures for the Columbia, South Carolina facility to the extent funded from IRB proceeds) plus Dividends plus Treasury Stock Purchases.

LIBOR Rate:
         The rate per annum equal to the quotient of (a) the rate per annum at which deposits in United States dollars are offered by prime banks in the London interbank eurodollar market, divided by (b) 1.00 minus the aggregate of the rates of the LIBOR Reserve Requirements described by the Board of Governors of the Federal Reserve System.

Prime Rate:
         The rate established from time to time by KCCI as KCCI's Prime Rate, whether or not such rate is publicly announced. The Prime Rate may not be the lowest interest rate charged by KCCI for commercial or other extensions of credit.

Senior Debt:
         Debt funded by KCCI or members of the bank group; amounts outstanding under capitalized leases; and outstanding letters of credit. This calculation will include any amounts outstanding under the Holding Company Term Loan and amounts funded and/or serviced by KRECM, but will specifically exclude amounts on deposit in the bond proceeds escrow account related to the Columbia, SC industrial development bond project currently underway.

EBITDA:
         The sum of Earnings before Interest Expense and Income Taxes plus Depreciation plus Amortization.

Special Reserve:
         A reserve, in addition to any discretionary reserves KCCI may have, in an amount equal to $2,000,000, which shall be in effect from the date of the closing through June 30, 1998, as the same may, in the Agent's sole discretion, be reduced or eliminated before June 30, 1998.